FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 5, 2016

Barclays PLC and Barclays Bank PLC

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-190038) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232, 333-173899, 333-183110 AND 333-195098) AND FORM F-3 (333-195645) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit 99.1	Unaudited Pro forma Consolidated Financial Information for the proposed sell down of the Barclays Group’s shareholding in Barclays Africa.

Exhibit 99.2	Extract of publication of circular relating to the proposed sell down of shares in Barclays Africa Group Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC

(Registrant)

Date: April 5, 2016	By:	/s/ Marie Smith
		Name:	Marie Smith

		Title:	Assistant Secretary

BARCLAYS BANK PLC

(Registrant)

Date: April 5, 2016	By:	/s/ Marie Smith
		Name:	Marie Smith

		Title:	Assistant Secretary

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended (the Securities Act), with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the proposed Disposal, Barclays’s intention with respect to its Barclays Africa shareholding after any de-consolidating transaction and the expected impact on the Barclays Group and/or Barclays Africa, the Barclays Group’s and/or Barclays Africa’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Barclays Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Barclays Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets, particularly those with significant South African exposure; the timing and nature of shareholder and regulatory approvals in connection with the Disposal, the ability of Barclays to successfully deploy the proceeds of the Disposal transaction, the timing of the sale by Barclays of its Barclays Africa shares and the amount of consideration which Barclays receives for its Barclays Africa shares; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group’s control. As a result, the Barclays Group’s and Barclays Africa’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Barclays Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Group’s future financial condition and performance are identified in the Barclays Group’s filings with the US Securities and Exchange Commission (the SEC) including the Barclays Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (2015 Annual Report), which are available on the SEC’s website at http://www.sec.gov; and in the Barclays Group’s Annual Report for the fiscal year ended 31 December 2015, which is available on the Barclays Investor Relations website at www.barclays.com/investorrelations.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC, including the 2015 Annual Report.

Nothing in this document is intended or is to be construed as a profit forecast or to be interpreted to mean that earnings per Barclays Share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays Share.

Notwithstanding anything in this document to the contrary, there is and can be no assurance that any Disposal will be consummated in the manner described herein.

The Barclays Africa Shares have not been and will not be registered under the Securities Act and may not be offered or sold in or into the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This document does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, any securities.